FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

Oracle’s World	Real World

“I think our application business is much stronger than [PeopleSoft’s] application business.”	Oracle’s license revenue declined 24.7% while PeopleSoft’s increased 3.4% during the same 3-year period.*

- Larry Ellison, Chairman and CEO, Oracle, Oracle analyst meeting, July 9, 2003

“We think the offer is a good offer and we think the majority of shareholders will want to take it.”	Less than 14% tendered their shares.

- Larry Ellison, Associated Press, June 24, 2003

“PeopleSoft’s executives are traveling around telling customers that we will ‘kill’ PeopleSoft’s products and force them to move to Oracle’s applications. These are lies and scare tactics.”	“Oracle Chief Executive, Larry Ellison, pledged to discontinue PeopleSoft’s products if he buys the company.”

- Larry Ellison, press release, June 20, 2003	- LA Times, June 17, 2003 One of hundreds of similar reports

“Poison pills should be outlawed everywhere.”	Oracle has had a poison pill since December 1990.

- Larry Ellison, Forbes, July 11, 2003

“We’re generally friendly people.”	“Huh?”

- Chuck Phillips, EVP, Oracle, Oracle analyst meeting, July 9, 2003

PeopleSoft has a better plan for shareholders and customers.

*CAGR for 2000-2002. Results for quarters ending calendar year

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June19,2003 for the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

These materials may contain forward looking statements, which reflect PeopleSoft’s and management’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft generally,see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks relating to the proposed J.D. Edwards acquisition and Oracle’s tender offer are described in PeopleSoft’s most recent SEC filings. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.

© 2003 PeopleSoft, Inc. PeopleSoft is a registered trademark of PeopleSoft, Inc.